

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2024

Patrick Caron-Delion
General Counsel
Grindrod Shipping Holdings Ltd.
1 Temasek Avenue
#10-02 Millenia Tower
Singapore 039192

Re: Grindrod Shipping Holdings Ltd.
Schedule 13E-3 filed May 14, 2024
File No. 005-90546

Dear Patrick Caron-Delion:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All page references below refer to the Circular to Shareholders attached as Exhibit (a)(5)(i) to the Schedule 13E-3.

<u>Schedule 13E-3 filed May 14, 2024</u>

<u>3.1 Position of the Non-Participating Shareholders as to Fairness, page SP-5</u>

1. Disclosure in this section and the section entitled “Position of the Company as to Fairness; Recommendation of the Board (other than the Recused Directors)” indicates that the Non-Participating Shareholders and the Company reasonably believe that the Selective Capital Reduction is fair to the “Participating Shareholders.” “Participating Shareholders” is defined on page A-1 as all the Shares held by Shareholders other than those held by GF. Please note that the staff considers officers and directors of the Company to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer to the definition of “affiliate” in Exchange Act Rule 13e-3(a)(1). Please advise whether the phrase “Participating Shareholders” applies to any other directors and officers of the Company who are not affiliated with GF. Disclosure

regarding the Board's fairness determination with respect to the phrase "Participating Shareholders," as opposed to unaffiliated holders of the Company, may not necessarily satisfy Item 8 of Schedule 13E-3. Refer to Item 1014(a) of Regulation M-A.

3.3 Factors Considered in Determining Fairness, page SP-5

2. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (April 13, 1981). We note that the Non-Participating Shareholders have expressly adopted the analysis and resulting conclusions of the Board. However, it does not appear that such analysis includes the factor described in clause (vi) of the Instructions to Item 1014 or explain why such factor was not deemed material or relevant to either the Board's or the Non-Participating Shareholders' fairness determinations. In addition, if the procedural safeguards in Item 1014(c) and (d) were not considered, please explain why the Board and Non-Participating Shareholders believe that the Rule 13e-3 transaction is fair in the absence of such safeguards. In addressing Item 1014(c), please refer to the preceding comment regarding the definition of "affiliate" in Exchange Act Rule 13e-3(a)(1).

Appendix E - Financial Information, page E-1

3. We note that the Schedule 13E-3 incorporates by reference the Company's financial information in order to satisfy the disclosure obligations under Item 13 of Schedule 13E-3, and the summary of such information is provided in Appendix E of the Circular to Shareholders. Please revise Appendix E to also provide the disclosure described in Item 1010(c)(5) of Regulation M-A.

Appendix G - Valuation Reports, page G-1

4. Disclosure on page G-1 (Braemar Valuations) indicates that "the valuations are provided solely for the private use of the addressee and cannot be published, circulated or provided to any third party without the express written agreement of Braemar Valuations Limited" and that "…the valuations are not to be used in a public document or a fund-raising document without our prior written consent." Disclosure on page G-4, constituting Hartland Shipping Services' valuation, indicates that the valuation is not to be "quoted from or referred to in any document or filed with any government agency or other person without the written consent of Hartland Shipping Services Limited." Please disclose in the Offering Circular that both Braemar Valuations and Hartland Shipping Services have consented to the use of their respective materials in the filing.

5. Disclosure on page G-1 also indicates that "[n]o responsibility can be accepted for any use by any third party, and you will indemnify Braemar Valuations Limited and all associated companies for any loss or damage including all legal expenses arising out of any allegation of reliance on this valuation by such a third party." Disclosure on page G-4 indicates that Hartland Shipping Services' valuation is "expressed solely to and is for the

benefit solely of the person instructing us" and that "[n]o other party is entitled to rely upon the contents herein nor is it to be quoted from or referred to in any document or filed with any government agency or other person without the written consent of Hartland Shipping Services Limited." Please either revise such disclosure to remove these statements or provide the legal basis for the Company's and each valuation provider's belief that shareholders cannot rely on the valuation to bring state (Singapore) law actions, including a description of any Singapore law authority on such a defense. If no such authority exists, please disclose that the issue will be resolved by a court, resolution of the issue will have no effect on rights and responsibilities of the Board under Singapore law, and the availability of this defense has no effect on the rights and responsibilities of either the respective valuation provider or the Board under the United States federal securities laws.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions